WHITECLOUDS, INC.

Unaudited Financial Statements For The Year Ended December 31, 2017

July 17, 2018

Independent Accountant's Review Report

To Management
WhiteClouds, Inc.
Ogden, UT

We have reviewed the accompanying balance sheet of WhiteClouds, Inc. as of December 31, 2017, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
July 17, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

WHITECLOUDS, INC
BALANCE SHEET
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS	
Cash	$ 66,222
Accounts Receivable	290,062
Inventory	330,735
Other Current Assets	5,094
TOTAL CURRENT ASSETS	711,122
NON-CURRENT ASSETS	
Plant, Property, & Equipment, Net	1,686,953
Intangible Assets, Net	30,960
Goodwill, Net	683,234
Security Deposits	19,010
TOTAL NON-CURRENT ASSETS	2,420,156
TOTAL ASSETS	$ 3,112,269

WHITECLOUDS, INC
BALANCE SHEET
DECEMBER 31, 2017

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 613,821
Current Portion of Notes Payable	1,278,172
Accrued Expenses	27,960
Accrued Payroll & Employee Related Expense	202,892
Tax Payable	964
TOTAL CURRENT LIABILITIES	2,123,810
NON-CURRENT LIABILITIES	
Lease Payables, Long-Term	89,584
Related Party Convertible Note	5,313,580
TOTAL LIABILITIES	7,526,974
SHAREHOLDERS' EQUITY	
Common Stock (60,000,000 shares authorized, 33,305,348 shares issued and $.0001 par value)	3,331
SAFE Note	1,069,701
Additional Paid-In Capital	2,971,109
Retained Earnings (Deficit)	(8,458,845)
TOTAL SHAREHOLDERS' EQUITY	(4,414,705)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,112,269

Unaudited- See accompanying notes.

WHITECLOUDS, INC
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2017

Operating Income	
Sales, Net	$ 2,293,065
Cost of Goods Sold	1,066,819
Gross Profit	1,226,246
Operating Expense	
Salaries & Related Benefits	1,836,705
Marketing & Advertising	146,839
Depreciation Expense	592,408
Research & Development	471,083
General & Administrative	468,578
Rent Expense	318,706
Amortization Expense	148,225
Legal & Professional	95,430
Repairs & Maintenance	88,353
Software Expense	63,503
Royalties	13,964
Bad Debt Expense	8,687
Equipment Rental	448
	4,252,929
Net Income from Operations	(3,026,683)
Other Income (Expenses)	
Interest Expense	(388,129)
Taxes	(77,989)
Net Income	$ (3,492,801)

WHITECLOUDS, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash Flows From Operating Activities	
Net Income (Loss) For The Period	$ (3,492,801)
Change in Note Payable	1,278,172
Change in Accumulated Depreciation	618,542
Change in Related Party Convertible Note	548,580
Change in Accumulateed Amortization	104,804
Change in Accrued Payroll & Employee Related Expense	97,825
Change in Inventory	87,334
Change in Other Assets	8,531
Change in Accrued Expenses	3,128
Change in Accrued Tax Payable	(4,669)
Change in Accounts Receivable	(85,110)
Change in Accounts Payable	(229,602)
Net Cash Flows From Operating Activities	(1,065,265)
Cash Flows From Investing Activities	
Change in Plant, Property, & Equipment	(6,412)
Change in Intangible Assets	(1,988)
Net Cash Flows From Investing Activities	(8,400)
Cash Flows From Financing Activities	
Change in SAFE Notes	1,069,701
Change in Additional Paid in Capital	518
Change in Related Party Convertible Notes	321,000
Change in Lease Payables, Long-Term	(316,223)
Net Cash Flows From Financing Activities	1,074,996
Cash at Beginning of Period	64,892
Net Increase (Decrease) In Cash	1,331
Cash at End of Period	$ 66,222

WHITECLOUDS, INC
STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2017

Starting Equity (Deficit)	$ (1,863,132)
Issuance of SAFE Notes	1,069,701
Change in Additional Paid in Capital	518
Net Income (Loss)	(3,492,801)
Non-Cash Adjustment to Retained Earnings	(128,990)
Ending Equity (Deficit)	$ (4,414,705)

WHITECLOUDS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2016 AND 2015

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

WhiteClouds, Inc. ("the Company") is a corporation formed under the laws of the State of Utah. The Company derives revenue from the design and manufacture of custom, 3D printed models for use in various industries.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables

Accounts receivables consists of amounts billed to customer for completed work for which payment has not yet been received. Management's experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables. During 2016, the Company loaned $17,000, with a maturity date of 2016, however the Company deems this to be a collectable amount. During 2017, the Company recognized $8,687 as an expense associated with non-collectible debt.

Inventory

The Company's inventory includes raw materials and supplies. The Company currently accounts for inventory on a first-in-first-out (FIFO) basis with amounts stated at historical cost within the financials and finished goods shipped immediately to the customer.

Property and Equipment

The Company capitalizes long-lived assets with an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life, less a nominal amount to account for estimated salvage value.

Goodwill

The Company capitalized goodwill as the result of its acquisition of 3DplusMe, Inc. in 2015, and Sandboxr, Inc. in 2016. Under GAAP, goodwill can be amortized for 10 years or tested for annual impairment by private entities. The Company amortizes Goodwill with a life of 10 years on a straight-line basis.

Intangible Assets

The Company categorizes licensing fees, patent, and organizational costs as intangible assets. Amortization is calculated on a straight-line basis over management's estimate of the asset's useful life.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Sales stated on the financials are net of returns, discounts, and 18% royalty fee's due to Microsoft. Cost of goods stated on the financials are net of shipping costs and affiliate commission.

Cost of Sales

Cost of Sales includes costs of inventory items and other supplies sold to the Company's customers.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Rent

In 2015, the Company entered into a non-cancellable operating lease. The duration of the lease is five years, with future minimum payments due of $15,500 per month until November 30, 2020. Amounts due in aggregate are $186,000 (2018), $186,000 (2019), and $170,500 (2020). The Company has the option to renew December 1, 2020 with future minimum payments until November 30, 2025 of $17,050 per month and if renewed on December 1, 2025, future minimum payments will be $18,755.

NOTE C- LEASES

The Company leases equipment used by the Company in the ordinary course of business. Obligations associated with buildings or equipment with leases that meet the criteria for "capital lease" treatment under GAAP have been recognized as liabilities on the Company's balance sheets.

	2018	*2019*	*2020*
Equipment	$249,709	$86,109	$5,564

NOTE D- INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded a net operating loss in 2017 and prior years. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for net operating losses. The net operating loss carry forward associated with 2016 will expire if unused after tax year 2036. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020. The Company's 2017 federal tax filing will be subject to inspection by the Internal Revenue Service until 2021.

The Company is subject to franchise filing requirements in the State of Utah. The Company's Utah franchise tax filings for 2015, 2016, and 2017 will be subject to review by that State until 2019, 2020, and 2021, respectively.

NOTE E- EQUITY BASED COMPENSATION

The Company accounts for stock-based compensation for employees under ASC 718 (Stock Compensation). The Company's stock awards consist of stock options and restricted stock. Management considers the related amount expensed for stock options to be immaterial and accounts for the value as of the date the stock options are exercised. The company's policy is to have a contra-equity account, "unearned compensation," to account for the associated stock compensation costs that incur as the restricted stock vests. The fair value of each restricted stock is estimated on the date of the grant and compensation expense is recognized as the restricted stock vests over the period. As of the grant date, restricted stock holders are entitled to exercise the rights of common stock shareholders at the current market value of $.04, including the right to vote and the right to receive dividends on the Shares, unless or until the Shares are forfeited. The Company's use of the term "vesting" in this specific case applies to the restriction on the transfer of the restricted stock. The Company still considers "unvested" restricted stock to be outstanding and uses a reduction to the unearned compensation balance to represent the cost incurred when vested.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the options and restricted stock issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the restricted stock is charged directly to expense and credited to unearned compensation.

NOTE F- DEBT

Note Payable

The Company entered in a note payable of $1,300,000, divided into Tranche A and Tranche B loans, on April 7, 2017 with a maturity date of April 7, 2018 and interest rate of 14.7%. All assets were placed as collateral to secure the note.

Related Party Convertible Note

In 2016 the Company entered a convertible note with a related party at 8%, due November 23, 2018. In the event the Company issues and sells shares of Preferred Stock prior to the maturity date then the outstanding principal amount of this Note and all accrued and unpaid interest shall automatically convert into fully paid and nonassessable shares of Preferred Stock at the price per share paid by the other participating investors.

Safe Note

On July 31, 2017 the company issued a SAFE Note with a valuation cap of $18,000,000 and discount rate of 90%, with termination of the note upon successful equity financing. Conversion rights stipulate note will convert to preferred stock at the SAFE price or the discount price, whichever calculation results in a greater number of shares of SAFE Preferred Stock.

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

Raw materials used in production can only be acquired from two suppliers. Each input is responsible for one type of raw material used in the finished product.

NOTE H- SUBSEQUENT EVENTS

The Company issued a convertible note in exchange for $80,000 on March 5, 2018 at an interest rate of 8% per annum with a maturity date of March 5, 2020. In the event the Company issues and sells shares of Preferred Stock prior to the maturity date then the outstanding principal amount of this Note and all accrued and unpaid interest shall automatically convert into fully paid and nonassessable shares of Preferred Stock at the price per share paid by the other participating investors

Management considered events subsequent to the end of the period but before July 17, 2017, the date that the financial statements were available to be issued.